SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Epicor Software Corporation

(Name of Subject Company)

Epicor Software Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Thomas F. Kelly

President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Ave., Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Senior Vice President and General Counsel Epicor Software Corporation 18200 Von Karman Ave., Suite 1000 Irvine, California 92612 (949) 585-4000	Larry W Sonsini, Esq. Katharine A Martin, Esq. Bradley L Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94301 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Epicor Software Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 28, 2008 (the “Schedule 14D-9”), relating to the tender offer commenced by Elliott ERP LLC (“Purchaser”), a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (together with the Purchaser, “Elliott”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $9.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 15, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on October 15, 2008. On November 4, 2008, Elliott announced that they had amended the Offer to adjust the price to be paid pursuant to the Offer to $7.50 per Share. In addition, Purchaser extended the expiration date of the Offer until 11:59 p.m., New York City time, on Monday, November 17, 2008 and modified certain conditions to the offer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

After careful consideration by the Board of Directors, including a thorough review of the revised Offer with the Company’s financial and legal advisors, the Board of Directors unanimously determined that the revised Offer is not in the best interests of the Company’s stockholders.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE OFFER AS REVISED AND NOT TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AS REVISED. If you have tendered your shares, you can withdraw them. For assistance in withdrawing your shares, you can contact your broker or our information agent Innisfree M&A Incorporated at the address and phone number below.

501 Madison Ave., 20th Floor

New York, NY 10022

Tel: 1-888-750-5834

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 is amended to replace the second and third sentences under the subheading “Cash Consideration Payable Pursuant to the Offer” with the following:

As of November 5, 2008, the directors and executive officers of the Company beneficially owned in the aggregate 2,698,627 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock and including vested options to purchase Common Stock with an exercise price below $7.50). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Elliott, the directors and officers would receive an aggregate of $20,239,702.50 in cash, less the applicable exercise price of any vested options that are exercised.

Item 4.	The Solicitation or Recommendation.

(b) Background of the Offer

Item 4(b) is amended to add the following after the last paragraph of such section:

“October 28, 2008, the Company issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that the Company Board had unanimously voted to recommend that the Company’s stockholders reject the Offer.

On October 30, 2008, Elliott Associates was granted early clearance of antitrust concerns under the Hart-Scott Rodino Act by the Federal Trade Commission.

On November 4, 2008, Elliott Associates sent the following letter to the Company Board:

“Board of Directors Epicor Software Corporation 18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $9.50 per share.

We are extremely disappointed by the Board’s action, and we believe all shareholders should be. As Epicor made clear in its own filing dated October 28, 2008, Elliott has repeatedly tried to engage the Board in a constructive manner, asking for meetings and standard access to diligence in an attempt to reach an expedited, friendly deal. The Board has flatly rejected each of our attempts and has now recommended against our offer – an offer we made along with an indication that access to diligence might even allow us to raise the consideration. The Board’s actions are particularly puzzling in light of current economic conditions, Epicor’s recently announced double digit year-over-year decline in its organic license revenue growth, and its abysmal financial guidance for the future.

In accordance with the terms of our offer, effective immediately, we are reducing the price that we are willing to pay to $7.50 per share, payable in cash and extending the duration of our offer until 11:59 P.M., New York City time, on Monday, November 17, 2008. If finally given the opportunity to conduct diligence, we are hopeful the offer could be increased. In the absence of such an opportunity, however, it will remain at $7.50 per share.

While we review the situation, we would remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Nonetheless, Elliott fully intends to continue to pursue an acquisition of Epicor, and we are actively evaluating all courses of action.

Sincerely,

Jesse A. Cohn

Portfolio Manager”

Also on November 4, 2008, Elliot Associates filed an amended Schedule TO with the Securities Exchange Commission, which reduced the Offer price from $9.50 per Share to $7.50 per Share, extended the Offer from 11:59 P.M., New York City time, on Wednesday, November 12, 2008 until 11:59 P.M., New York City time, on Monday, November 17, 2008, and modified three conditions to the Offer.

On November 4, 2008, the Company’s Board of Directors held a meeting with WSGR, UBS and its other advisors. At the meeting, the Board of Directors reviewed the revised Offer, including the lower price per share and amended terms. The Board of Directors also reviewed with its advisors recent market activity. After careful consideration, the Board unanimously determined that the revised Offer continued to not be in the best interests of the Company and its stockholders and unanimously determined to continue to recommend that stockholders reject the Offer for the reasons described below under “Reasons for the Board’s Recommendation.”

On November 5, 2008, the Company issued a press release stating that its Board of Directors continues to unanimously recommend that its stockholders reject the Offer as revised.

(c)	Reasons for the Board’s Recommendation

Item 4(c) is hereby amended as follows:

The first sentence of Item 4(c) is replaced in its entirety with the following:

“In reaching its determination to recommend that the Company’s stockholders reject the Offer as originally proposed, the Board considered numerous factors in consultation with legal and financial advisors and the Company’s senior management, including but not limited to the following:”

The following is added immediately prior to the sentence “Based on the foregoing, the Board concluded that the Offer is not in the best interests of the Company and its stockholders and to recommend that Epicor’s stockholders reject the Offer”:

“On November 4, 2008, Elliot Associates amended the Offer to reduce the offered price per share to $7.50 and to revise the conditions to the Offer as described in the amendment to Elliot Associate’s Schedule TO on November 4, 2008. The Board considered the revised Offer and determined that the revised Offer continued to not be in the best interests of the Company and to recommend that the Company’s stockholders reject the revised Offer. The Board of Directors took into account that the total cash necessary to complete the revised Offer, including refinancing of the debt obligations, would be reduced from $950 million to $838 million, and that two events which previously would have violated conditions to the original Offer – the amendment to the Company’s Bylaws disclosed on the Company’s Form 8-K filed on October 16, 2008 and the changes to the stock market between the original announcement of the offer and November 13, 2008 – were not conditions to the revised Offer, but concluded that all of the reasons set forth above otherwise remained applicable to the revised Offer.”

Item 8.	Additional Information.

Item 8 is amended to replace the paragraph under “Certain Litigation” with the following:

On October 17, 2008, a purported class action complaint was filed against Epicor and members of its Board of Directors in Superior Court for Orange County, California, entitled Tola v. Epicor Software at al., Case No. 30-2008-00214327-CU-SL-CXC. On October 30, 2008, plaintiff filed an amended complaint. The amended complaint, brought as a purported class action on behalf of a class of Epicor stockholders, alleges that the Board of Directors breached its fiduciary duties by rejecting and failing properly to consider Elliott’s proposal to acquire all of Epicor’s outstanding shares of Common Stock for $9.50 per share, by failing properly to consider other strategic alternatives that may be available to the Company, by failing to maximize shareholder value, and by making misleading disclosures and failing to disclose material information in its Schedule 14D-9. The amended complaint also alleges that the Board of Directors has breached its fiduciary duty by implementing measures that act as a barrier to Elliott’s proposal or to other possible proposals for acquisition of the Company. The complaint seeks declaratory relief and injunctive relief requiring the Board of Directors to act in accordance with its fiduciary duties. The Company believes that the claims lack merit and will vigorously defend such actions.

Item 9.	Materials to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Document	Note
(a)(1)	Press Release issued by the Company on November 5, 2008	1

(1)	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

/s/ Thomas F. Kelly
Thomas F. Kelly
President and Chief Executive Officer

Dated: November 5, 2008

INDEX TO EXHIBITS

Exhibit No.	Document	Note
(a)(1)	Press Release issued by the Company on November 5, 2008	1

(1)	Filed herewith.